UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

Dated:  February 4, 2008

Commission File Number: 333-141113

BRITANNIA BULK PLC

Dexter House
2nd Floor
2 Royal Mint Court
London  EC3N 4QN
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                 Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation ST Rule 101(b)(1):

Yes ☐                             No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation ST Rule 101(b)(7):

Yes ☐                            No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                             No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Appointment of New Non-Executive Directors

On January 25, 2008, Britannia Bulk Plc’s (the “Company”) Board of Directors appointed, with immediate effect, two new non-executive directors to serve on the Company’s Board of Directors, Mr. Jens Fehrn-Christensen and Mr. Soren Halsted.

In addition to serving on the Company’s Board of Directors as non-executive directors, both Mr. Fehrn-Christensen and Mr. Halsted will, with immediate effect, serve on the Company’s Audit Committee, with Mr. Fehrn-Christensen becoming Chairman of that committee.  At its meeting on January 25, 2008, the Company’s Board of Directors also determined that Mr. John Sinders is the Company’s “audit committee financial expert”, as such term is defined in Item 16A of Form 20-F.

On January 25, 2008, the Company’s Board of Directors accepted the resignation of Mr. Rex Harrington from the Board of Directors and as Chairman of the Company’s Audit Committee with immediate effect.  Mr. Arvid Tage, the Company’s Chairman and Chief Executive Officer, ceased to be a member of the Company’s Audit Committee, also with immediate effect.

A biography of each newly-appointed non-executive director is set forth below.

Mr. Fehrn-Christensen previously served as chief financial officer of Norden A/S from 1992 to 2007.  Prior to that he was chief executive officer of Skou International A/S from 1989 to 1992, and has held a variety of financial and control positions in Danish companies from 1978.  He is currently a member of the boards of directors of Sun-Air of Scandinavia A/S and the Hansi & Janus Family Foundation, respectively, and chairman of the boards of directors of NCS Holding A/S and Meydesign ApS, respectively.  Mr. Fehrn-Christensen holds bachelor and masters degrees from Copenhagen Business School.

Mr. Halsted previously served as managing director of Clipper Group A/S from 2000 to 2006, where he was also a member of its international executive board.  From 1993 he held a number of positions at Clipper Group with primary responsibility for sales, purchasing and contracting.  From 1988 to 1992, he was a deputy director at Commercial Trading A/S, with primary responsibility for ship-financing.  Prior to that, he held a number of positions at various companies with responsibility for sales, purchasing and contracting.  Mr. Halsted is currently chairman of the boards of directors of CS & Partners A/S, CS & Partners Skibe A/S, CS & Partners Property A/S, HH2 A/S, Clipper Group A/S and Sundkrog Property Company A/S.  He is currently a member of the boards of directors of Nordic Tankers A/S, Harbour House A/S, Courtney Fynn Shipping Limited and Argonaut Shipping (Marshall Islands).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRITANNIA BULK PLC

/s/ Fariyal Khanbabi
Fariyal Khanbabi
Date: February 4, 2008	Chief Financial Officer